Exhibit (d)(2)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of [_________], 2019, by and between Red Cedar Investment Management, LLC, a Michigan limited liability company (the “Adviser”) and Red Cedar Fund Trust (the “Trust”), on behalf of the Red Cedar Short Term Bond Fund (the “Fund”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Advisory Agreement dated [_____________], 2019 (the “Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION.

1.1 Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser, but excluding brokerage costs, taxes, interest, borrowing costs, costs to organize the Fund, Acquired Fund Fees and Expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund’s business (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2 Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall be 0.45% (annualized) of the average daily net assets of the Fund for its Institutional Class shares.

1.3 Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect during the term of this Agreement.

1.4 Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day’s Excess Amount. The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.

2. REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

If on any day during which the Advisory Agreement is in effect, the estimated annualized Fund Operating Expenses of the Fund for that day are less than the Operating Expense Limit, the Adviser shall be entitled to reimbursement by the Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Adviser to the Fund pursuant to Section 1 hereof (the “Reimbursement Amount”) for a period of up to three years after such fees and expenses were incurred, provided that the repayments do not cause the annualized Fund Operating Expenses (exclusive of such expenses and reimbursements) to exceed: (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time of repayment.

3. TERM AND TERMINATION OF AGREEMENT.

This Agreement shall become effective on the date hereof and shall terminate on [_______], 2021. This Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) the Adviser may not terminate this Agreement without the approval of the Trust’s Board of Trustees, and (2) this Agreement will terminate automatically if, as and when the Adviser ceases to serve as investment adviser of the Fund. The obligation of the Adviser under Section 1 of this Agreement and of the Trust under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4. MISCELLANEOUS.

4.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws (as the same may be amended from time to time), or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

RED CEDAR INVESTMENT MANAGEMENT, LLC

By:
Name:
Title:

RED CEDAR FUND TRUST

By:
Name:
Title:

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